Exhibit 99.1

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM

(for the fiscal year ended December 31, 2015)

February 11, 2016

Annual Information Form Index

The following is an index of the Annual Information Form (AIF) of Rogers Communications Inc. referencing the requirements of Form 51-102F2 and Form 52-110F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in Rogers Communications Inc.’s Management’s Discussion and Analysis (MD&A) for the fiscal year ended December 31, 2015, and Rogers Communications Inc.’s 2015 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR at sedar.com and incorporated herein by reference as noted below. All dollar amounts are in Canadian dollars unless otherwise stated.

Page reference / incorporated by reference from
		Annual Information Form	2015 MD&A

Item 1	Cover Page	p. 1
Item 2	Index	pgs. 2-3
Item 3	Corporate Structure
3.1	Name, Address and Incorporation	p. 4
3.2	Intercorporate Relationships	pgs. 5-9
Item 4	General Development of the Business
4.1	Three Year History	pgs. 9-18
4.2	Significant Acquisitions	p. 19
Item 5	Narrative Description of the Business
5.1	About Rogers Communications	p. 19	p. 22
	Understanding Our Business		p. 25
	Products and Services		pgs. 25-26
	Competition		pgs. 26-27
	Industry Trends		pgs. 28-29
	Our Strategy		pgs. 30-31
	Capability to Deliver Results		pgs. 36-39
	Employees		p. 52
	Properties, Trademarks, Environmental, and Other Matters	p. 19
5.2	Risk Factors	p. 20	pgs. 69-75
Item 6	Dividends
6.1	Dividends	p. 20	p. 64
Item 7	Description of Capital Structure
7.1	General Description of Capital Structure	p. 21
7.2	Constraints	p. 21
7.3	Ratings	p. 22
Item 8	Market for Securities
8.1	Trading Price and Volume	p. 23
8.2	Prior Sales	p. 23
Item 9	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	p. 23
Item 10	Directors and Officers	pgs. 24-32
Item 11	Promoters	p. 32
Item 12	Legal Proceedings and Regulatory Actions	p. 32
12.1	Legal Proceedings	p. 32	pgs. 74-75
12.2	Regulatory Actions	p. 32
Item 13	Interest of Management and Others in Material Transactions	p. 32
Item 14	Transfer Agents and Registrars	p. 32
Item 15	Material Contracts	p. 32
Item 16	Interests of Experts
16.1	Name of Experts	p. 32
16.2	Interests of Experts	p. 33

Rogers Communications Inc.	2	Fiscal 2015

Item 17	Audit and Risk Committee
17.1	Audit and Risk Committee Mandate	pgs. 33-38
17.2	Composition of the Audit and Risk Committee	p. 39
17.3	Relevant Education and Experience	p. 39
17.4	Reliance on Certain Exemptions	p. 39
17.5	Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	p. 39
17.6	Reliance on Section 3.8	p. 39
17.7	Audit and Risk Committee Oversight	p. 39
17.8	Pre-Approval Policies and Procedures	pgs. 39-40
17.9	External Auditors’ Fees and Services	p. 40
Item 18	Additional Information
18.1	Additional Information	p. 40

Rogers Communications Inc.	3	Fiscal 2015

ITEM 3 – Corporate Structure

ITEM 3.1 – NAME, ADDRESS, AND INCORPORATION

Rogers Communications Inc. is a leading diversified public Canadian communications and media company. RCI was amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

We, us, our, Rogers and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

FOUR BUSINESS SEGMENTS

For the purposes of this AIF, we report our results of operations in four segments as at December 31, 2015:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media

Rogers Communications Inc.	4	Fiscal 2015

ITEM 3.2 – INTERCORPORATE RELATIONSHIPS

The following summary organization chart illustrates the structure of the principal subsidiaries of RCI and indicates the jurisdiction of organization of each entity shown as at January 1, 2016.

(1)	Fido Solutions Inc. holds 1,000,000 First Preferred non-voting shares in Rogers Communications Canada Inc. as of January 1, 2016.
(2)

On January 1, 2016, Fido Solutions Inc. transferred its partnership interest in Rogers Communications Partnership (RCP) to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist. RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc.

(3)	Blue Jays Holdco Inc., through its subsidiaries, holds a 100% interest in the Toronto Blue Jays Baseball Club (Toronto Blue Jays) and Rogers Centre.

Rogers Communications Inc.	5	Fiscal 2015

OVERVIEW

Rogers is Canada’s Largest Provider of Wireless Communications Services

As at December 31, 2015, we had:

●	approximately 9.9 million subscribers; and
●	approximately 34% subscriber share and 34% revenue share of the Canadian wireless market.

One of Canada’s Leading Providers of High-Speed Internet, Cable Television, and Phone Services

As at December 31, 2015, we had:

●	approximately 2.0 million high-speed Internet subscribers;
●	approximately 1.9 million Television subscribers - approximately 31% of Canadian cable television subscribers;
●	approximately 1.1 million Phone subscribers; and
●	a network that passes approximately 4.2 million homes in Ontario, New Brunswick, and Newfoundland.

Leading-Edge Wireline Telecom and Data Networking Services to Canadian Businesses

As at December 31, 2015, we:

●	sell to small, medium, and large enterprises and governments;
●	sell to other carriers on a wholesale basis;
●	had 8,500 on-net fibre connected buildings; and
●	had fibre which passes close to an additional 23,000 near-net buildings.

Diversified Canadian Media Company

We have a broad portfolio of media properties, which most significantly includes:

●	sports media and entertainment, such as the Toronto Blue Jays;
●	our exclusive national 12-year NHL Agreement;
●	category-leading television and radio broadcasting properties;
●	multi-platform televised and online shopping;
●	publishing including Texture by Next Issue; and
●	digital media.

PRODUCTS AND SERVICES

Wireless

Rogers is a Canadian leader in innovative wireless network technologies and services. We provide wireless services under the Rogers, Fido, chatr, and Mobilicity brands, and provide consumers and businesses with the best and latest wireless devices, services, and applications including:

●	mobile and fixed high-speed Internet access;
●	wireless voice and enhanced voice features;
●	wireless home phone;
●	device protection;
●	text messaging;
●	e-mail;
●	global voice and data roaming, including Roam Like Home;
●	machine-to-machine solutions; and
●	advanced wireless solutions for businesses.

Rogers Communications Inc.	6	Fiscal 2015

Cable

Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, and advanced home Wi-Fi services to consumers and businesses.

Internet services include:

●	basic Internet access, unlimited usage packages, security solutions, and e-mail;
●	access speeds of up to 1 gigabit per second (Gbps), which we expect to cover our entire Cable footprint by the end of 2016;
●	Rogers IGNITE unlimited packages, combining fast and reliable speeds and the freedom of unlimited usage; and
●	plans available under both the Rogers and Fido brands.

Television services include:

●	on-demand television, personal video recorders (PVRs), and Whole Home PVRs;
●	linear and time-shifted programming;
●	digital specialty channels;
●	4K television programming, including all 2016 Toronto Blue Jays home games and select marquee NHL games; and
●	Rogers Anyplace TV, televised content delivered on smartphones, tablets, and personal computers.

Phone services include:

●	residential and small business local telephony service; and
●	calling features such as voicemail, call waiting, and long distance.

Business Solutions

Our services aim to meet the increasing demands of today’s critical business applications. These services include:

●

voice, data networking, Internet protocol (IP), and Ethernet services over multiservice customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

●

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

●	simplified “leapfrog” information technology (IT) and network technologies with security-embedded, cloud-based, professionally-managed solutions, including:
●

Managed Wi-Fi, which allows customers to remotely monitor their networks at any site and view network performance analytics via a web portal; this allows customers to better understand how their network is being used, from almost anywhere; and

●	Rapid Application Development Program, which allows businesses to develop and deliver rich mobile experiences across various Wi-Fi devices, leveraging our Managed Wi-Fi as a Service; and
●	extensive wireless and cable access networks services for primary, bridging, and back-up connectivity.

Media

Our portfolio of Media assets reaches Canadians coast-to-coast.

In Television, we operate several conventional and specialty television networks including:

●	City network, which together with affiliated stations, has broadcast distribution to approximately 89% of Canadian households;
●	OMNI multicultural broadcast television stations;
●	specialty channels that include Outdoor Life Network, FX (Canada), FXX (Canada), and G4 Canada;
●	Sportsnet’s four regional stations, Sportsnet ONE, Sportsnet 360, and Sportsnet World; and
●	The Shopping Channel (TSC), Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

Rogers Communications Inc.	7	Fiscal 2015

In Radio, we operate more than 50 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News, Sportsnet The FAN, KISS, JACK FM, and SONiC.

Our Publishing services and products include:

●	many well-known consumer magazines such as Maclean’s, Chatelaine, Flare, Hello! Canada, and Canadian Business;
●	a leading position in marketing, medical, financial, and trade publications;
●	a broad digital presence with a number of online publications that continue the extension of content across new platforms; and
●	Texture by Next Issue, our digital magazine service, which offers unlimited access to a catalogue of over 190 premium Canadian and US magazine titles.

Our NHL Agreement, which began with the 2014-2015 NHL season, allows us to deliver unprecedented coverage of professional hockey, with more than 1,200 regular season games per season streamed across television, smartphones, tablets, and the Internet, both through traditional streaming services as well as Rogers NHL GameCentre Live. Our NHL Agreement grants Rogers national rights across television broadcasts, smartphones, tablets, and Internet streaming to all NHL regular season and playoff games, the Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights to TVA and the Canadian Broadcasting Corporation (CBC) and to use the Hockey Night In Canada brand through a sublicense agreement.

In Sports Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games, other professional league games, concerts, trade shows, and special events.

Our online and mobile digital media platforms include digital advertising across websites and mobile platforms, including real-time advertisement website banners, digital content subscriptions, and e-commerce solutions.

Other

Other services we offer to consumers and businesses include:

●	Rogers Smart Home Monitoring, an innovative home security and automation system;
●	Rogers Platinum MasterCard, a credit card that allows customers to earn cashback rewards points on credit card spending; and
●	local digital services:
¡	OutRank, an online marketing and advertising tool for small businesses; and
¡	Vicinity, an automated loyalty program for small businesses.

Other Investments

We hold interests in a number of associates and joint arrangements, some of which include:

●

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Marlies, as well as various associated real estate holdings;

●

our joint venture, shomi, a subscription-based video-on-demand streaming service available online and via cable set-top boxes to all Canadians, with a library of over 15,000 hours of movies and past seasons of some of the most popular TV shows;

●

our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets, as well as operations in the US and Australia; and

●	our joint operation, Inukshuk Wireless Partnership, created to operate a national fixed wireless telecommunications network to be used by the partners of the joint operation and their subsidiaries.

Rogers Communications Inc.	8	Fiscal 2015

WIDESPREAD PRODUCT DISTRIBUTION

Wireless

We distribute our wireless products nationally using various channels including:

●	an extensive independent dealer network;
●	company-owned Rogers and Fido retail stores;
●	major retail chains and convenience stores;
●	other distribution channels, such as WOW! Mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
●	customer self-serve using rogers.com, fido.ca, chatrwireless.com, mobilicity.ca, or e-commerce sites;
●	our call centres; and
●	outbound telemarketing.

Cable

We distribute our cable products using various channels including:

●	company-owned Rogers and Fido retail stores;
●	customer self-serve using rogers.com;
●	our call centres, outbound telemarketing, and door-to-door agents;
●	major retail chains; and
●	an extensive network of third-party retail locations.

Business Solutions

Our sales team sells Business Solutions services to Canadian business and public sector telecommunications customers. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next generation services.

ITEM 4 – General Development of the Business

ITEM 4.1 – THREE YEAR HISTORY

RECENT DEVELOPMENTS

2016 Highlights to Date

●	Declared a quarterly dividend of $0.48 per each outstanding Class A Voting and Class B Non-Voting share in January 2016.

●	Expanded Roam Like Home to over 100 destinations through the addition of more locations in Asia and Oceania.

2015 Highlights

For revenue and other financial information on the two most recently completed financial years, see the section entitled 2015 Financial Results in 2015 MD&A.

●	Issued and fully hedged the foreign exchange risk on $1.3 billion of senior notes, consisting of US$700 million ten year 3.625% senior notes and US$300 million thirty year 5.00% senior notes.

●

Increased our annualized dividend rate in January 2015 by 5% to $1.92 per Class A Voting and Class B Non-Voting share and declared a quarterly dividend of $0.48 per each outstanding Class A Voting and Class B Non-Voting share during 2015.

Rogers Communications Inc.	9	Fiscal 2015

●

Ended the year with approximately $3.3 billion of available liquidity, comprised of $0.01 billion cash on hand, $3.0 billion available under our bank credit facilities and $0.25 billion available under our $1.05 billion accounts receivable securitization program.

Overhaul the Customer Experience

●

Expanded Roam Like Home to 75 countries with the addition of Mexico, the Caribbean, and South and Central America, further simplifying how our Wireless consumers use the Internet, make calls, and send texts and emails with their Rogers Share Everything plans.

●

Reduced the number of customer complaints by more than 26% over the 12-month period ended July 31, 2015 according to the Commissioner for Complaints for Telecommunications Services’ (CCTS) December 2015 annual report. This builds off our customer complaint reduction of almost 32% for the prior 12-month period. As part of our Rogers 3.0 plan, we are committed to putting our customers first, and while our work is far from over, this report shows our focus on customers is paying off and we are heading in the right direction.

●

Enhanced our Share Everything plans through the launch of new Share Everything+ plans. The new plans allow customers to choose from one of three content experiences: Texture by Next Issue, shomi, or Spotify Premium.

●

Introduced customer care on Facebook Messenger, a global first in the telecommunications industry. With the tap of a screen or the click of a mouse, customers can now contact Rogers in real-time on Messenger, an environment where millions of Canadians already spend time every day.

●	Completed the purchase of a 50% interest in Glentel, previously Canada’s largest independent multicarrier of wireless and wireline products with several hundred Canadian retail outlets.

●

Launched Fido Home Internet in parts of Ontario, delivering simple, hassle-free plans and service that is easy to install and use. Customers can use their mobile phones to set up their connection so they do not have to wait for technicians to install their products.

●	Launched a new Platinum MasterCard with features including a 1.75% cashback reward points on all transactions, low annual fees, and no foreign exchange transactions fees.

●

Introduced a simplified customer bill for Rogers services, making it easier for customers to understand their spending and addressing the number one reason customers have historically called Rogers with questions. The new format makes usage details easier to understand, while creating a new layout and interactive graphical features so customers can more easily see how we calculated their bill. Our new bill is less complicated, is available across multiple platforms, and is an important step in our ongoing commitment to continuous improvement for our customers’ experiences.

●	Introduced a new Wireless Hardware Upgrade Program wherein customers now have the option to upgrade their wireless device online.

●

Unveiled a new look and feel, improved search and navigation capabilities, and accelerated response times for our online Community Forums. More customers want self-serve and our Community Forums are one of many ways our customers will be able to get the information they need quickly and easily.

●

Launched our Retail Academy, an employee training program designed to further enhance how we serve and support our customers in our branded retail stores. In addition, we started refreshing our brand at our national retail stores and transitioning certain other locations to a new design concept, which includes a connected Home Zone lounge where customers can experience Rogers IGNITE Internet bundles and Smart Home Monitoring.

●

Increased the speed and responsiveness of our rogers.com and fido.ca websites. In addition, we launched new, easier-to-navigate homepages and mobile-friendly product landing and promotion pages to provide customers with an improved digital experience.

Rogers Communications Inc.	10	Fiscal 2015

●

Enhanced and simplified our customer-facing Integrated Voice Response (IVR) system along with our technical support transfer process to minimize the customers’ time from when they dial Rogers to when they talk to a live agent.

●	Released Rogers’ 2015 Transparency Report, our third annual report on how we share customer information in response to requests from legal authorities.

Drive Growth in the Business Market

●

Launched Managed Wi-Fi as a Service, a suite of services that gives business customers the ability to easily manage and monitor their network and performance from any location and tailor alerts by activity.

●

Introduced “leapfrog” global cybersecurity solutions as a service to help protect Canadian businesses. Through a partnership with Trustwave Inc., a global leader in cybersecurity services, our new suite of cybersecurity solutions will give businesses access to a team of experts who will help them manage real-time monitoring of security events, proactively run cybersecurity diagnostics, and maintain their network infrastructure.

●

Introduced Rogers Voice with Skype for Business, a cloud-based tool that lets businesses experience the commercial version of Skype with enhanced features and better communication with their teams, partners, and customers.

●

Expanded our third Toronto data centre, doubling our available floor space capacity. This next generation data centre is ‘Uptime Certified Tier III’ for design and construction, providing customers with best-in-class uptime guarantees for their mission-critical applications.

●

Deployed the GSMA Embedded SIM Specification of the M2M World Alliance, a global coalition of telecommunications providers. This standard allows for remote wireless provisioning of machine-to-machine (M2M) devices, significantly reducing the cost and time for enabling globally connected devices.

●

Recognized, along with AT&T, Verizon, and Vodafone, as a world leader in the M2M retail space by prominent global market research firm Research and Markets. Rogers is a Canadian leader in M2M and this recognition affirms our belief that our in-market solutions for business are world class.

Invest in and Develop Our People

●	Recognized again as a Top Employer for 2016 in November 2015 and as a Top Employer for Young People in May 2015 by the editors of Canada’s Top 100 Employers.

●	Selected as one of Canada’s Best Diversity Employers for 2015 in a report released by Mediacorp Inc. in March 2015 for recognition of our efforts to promote diversity and inclusion in the workplace.

●

Named one of Canada’s Greenest Employers for 2015 by the editors of Canada’s Top 100 Employers in April 2015, an award that recognizes employers with innovative environmental programs and earth-friendly policies that actively involve their employees.

●

Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2015, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

Rogers Communications Inc.	11	Fiscal 2015

Deliver Compelling Content Everywhere

●

Sportsnet was the most-watched televised sports brand in Canada, as verified by data collected by Numeris, a leading broadcast measurement source, between May 2014 and May 2015. Following a year of double-digit audience growth and record-setting ratings, for the first time in its 17-year history, more Canadians tuned in to Sportsnet channels than to the competition. In October 2015, driven by our Toronto Blue Jays’ unforgettable 2015 MLB Postseason and the launch of the 2015-2016 NHL season, Sportsnet recorded its best month ever - and the best month ever for a sports TV network in Canada - for audience share, based on data collected by Numeris.

●	Introduced Rogers IGNITE Gigabit Internet; expected to cover Rogers’ entire cable footprint by the end of 2016.

●	Launched 4K TV and 4K set-top boxes; in 2016, we will broadcast over 100 live sporting events in 4K, including every 2016 Toronto Blue Jays home game and over 20 marquee NHL games.

●

Successfully and profitably completed the first year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before. We provided Canadians with new ways to experience games, through NHL GameCentre Live and NHL GamePlus, and on multiple platforms such as their computer, mobile phone, or tablet. Rogers Hometown Hockey has returned for a second season and is rolling into 24 new Canadian communities during the 2015-2016 NHL season with even more hockey festivities and entertainment.

●

Introduced Fido Pulse wireless plans, delivering more value by including a 24-month subscription to Spotify Premium, one of the world’s most innovative music streaming services, and access to exclusive Daily VICE, an edgy, ground-breaking news app.

●

Acquired exclusive Canadian English-language multimedia rights for Sportsnet to the 2016 World Cup of Hockey, including television, online, and mobile rights for every game of the highly-anticipated tournament.

●

Broadened the popular shomi video streaming service, making it available to all Canadians from coast to coast. shomi offers numerous exclusive series and expert-recommended collections, including programming for kids and families, not offered on other services. shomi is accessible to Canadians on their TVs and a variety of other platforms, including tablets, mobile, online, Xbox 360, Apple TV, and Chromecast. More titles and exclusive content were also added to shomi through an agreement with Corus Entertainment.

●

Announced a five-year renewal agreement through 2020 as the title sponsor for the Rogers Cup professional tennis tournament, with Sportsnet garnering coverage rights for a comprehensive suite of televised, online, mobile, and multimedia platforms. The Rogers Cup is a renowned international professional tennis tournament and supports a key pillar in our strategy of delivering world-class content and experiences to Canadians.

●

Expanded Texture by Next Issue for French-speaking and bilingual Canadians by adding 20 Québec-based French-language magazines to the more than 170 Canadian and US English magazines already on offer. In addition to providing full magazine issues, we also introduced more personalization for readers and more opportunity to search for and discover specific articles and stories of interest.

●

Rogers and VICE Media LLC (VICE) unveiled a world-class Canadian production studio and announced a new specialty channel, VICELAND, to be launched in early 2016. VICELAND will feature hundreds of hours of new and exclusive programming developed and produced by the young, creative minds that are the heart and soul of VICE.

Rogers Communications Inc.	12	Fiscal 2015

Focus on Innovation and Network Leadership

●

Completed our strategic acquisition of wireless provider Mobilicity and completed our transaction to acquire Shaw’s AWS-1 spectrum licences. We added and activated 20 MHz of contiguous AWS-1 spectrum adjacent to our existing 20 MHz of AWS-1 holdings across all of British Columbia and Alberta, and added 10 MHz of contiguous AWS-1 spectrum across Southern Ontario, the largest population centre in Canada. We also divested certain non-contiguous AWS-1 spectrum licences to WIND Mobile Corp.

●

Augmented our extensive 2500 MHz spectrum holdings during the recent 2500 MHz spectrum auction. We successfully executed a tactical fill-in and top-up strategy to acquire nearly our entire allowable spectrum at an average cost of $0.10/MHz/pop, lower than other auction participants. We now hold 40 MHz of contiguous, paired 2500 MHz spectrum across nearly all of Canada, as well as an additional 20 MHz of unpaired 2500 MHz spectrum in many key population areas.

●	Launched new Rogers IGNITE broadband Internet-based bundled offerings with new unlimited usage options and value-added content, including Rogers NHL GameCentre LIVE and shomi.

●	Extended wireless network coverage in even more rural markets within Canada.

●	Named in 2015 as both Canada’s Fastest ISP and Canada’s Fastest Mobile Network by Ookla, a global leader in broadband speed testing.

●

Released independent testing research from SamKnows, an independent broadband performance company, dated February 2015 confirming that Rogers’ broadband Internet customers continue to enjoy fast and reliable upload and download service, delivered at 100 percent or more, on average, of advertised speeds, even during peak network hours.

●

Rogers’ wireless network was the first in Canada to be Category 6-enabled, allowing customers in select communities across Ontario and British Columbia to enjoy faster download speeds and a higher quality video experience on Category 6-enabled smartphones and tablets.

●

Extended Rogers Smart Home Monitoring services to residents in Vancouver and the Lower Mainland, British Columbia, and Calgary and Edmonton, allowing them to connect, protect, and manage what is happening at home using their mobile devices or computers.

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First in Canada to launch Voice over LTE (VoLTE) technology, giving our Wireless customers across the country access to higher-quality high-definition voice and video calls, faster call setup and connection times, and the ability to simultaneously place calls, browse the web, and stream video at considerably greater LTE speeds.

●

Introduced complimentary Wi-Fi service throughout the Rogers Centre, our multi-purpose event venue and home to the Toronto Blue Jays, in yet another example of Rogers’ commitment to deliver the best-connected experience to Canadians.

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Became the first company in the world to launch programmatic advertising for NHL GameCentre Live, whereby Internet users will see advertising banners (created and placed in real-time, with the help of Google) for recent events, such as a scored goal in a hockey game, and be encouraged to watch the goal.

Go to Market as One Rogers

●

Successfully worked as one company, showing we can bring our entire team together to achieve our goals. We demonstrated this through the successful launch of our NHL Agreement, utilizing Wireless, Cable, and Media to bring the NHL to Canadians, and our launch of new initiatives such as Roam Like Home and Rogers IGNITE, while delivering more value with offerings such as Spotify Premium, shomi, and VICE.

●

Appointed executive leaders with significant experience in our industry and global best practices: Dirk Woessner as President, Consumer Business Unit, Rick Brace as President, Media Business Unit, and the internal appointment of Jamie Williams as our Chief Information Officer.

Rogers Communications Inc.	13	Fiscal 2015

2014 Highlights

●

Issued $2.1 billion of senior notes at historically low rates for Rogers, consisting of $250 million three year floating rate senior notes, $400 million five year 2.80% senior notes, $600 million ten year 4.00% senior notes, and US$750 million ($832 million) thirty year 5.00% senior notes.

●

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. The 2014 NCIB gave us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, at any time between February 25, 2014 and February 24, 2015. We did not purchase any shares for cancellation in 2014 and did not renew our NCIB beyond the February 24, 2015 expiry.

●

Ended the year with approximately $2.8 billion of available liquidity, comprised of $0.2 billion cash on hand, $2.5 billion available under our bank credit facility and $0.1 billion available under our $0.9 billion accounts receivable securitization program.

●

Increased our annualized dividend rate in February 2014 by 5% to $1.83 per Class A Voting and Class B Non-Voting share and paid a quarterly dividend of $0.4575 per each outstanding Class A Voting and Class B Non-Voting share during 2014.

●

Unveiled Rogers 3.0, a multi-year, seven-point plan, in May 2014 that reflects feedback from thousands of customers, employees, shareholders, and a number of other stakeholders. The plan builds on Rogers’ unrivaled asset mix and the underlying strengths of the Company to improve customer experience, reaccelerate growth, and better capitalize on opportunities for growth and innovation.

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Completed a structural reorganization under the Rogers 3.0 plan to enhance service, accountability, and agility by structuring teams around our customers and removing management layers to ensure that senior leadership is closer to customers and front-line employees. We hired executive leaders with significant experience to fill key senior management roles and have begun executing our new Rogers 3.0 plan.

●

On November 4, 2014, we acquired Source Cable Limited, a small television, Internet, and phone service provider, for $156 million. The Source Cable footprint is situated adjacent to existing Rogers cable systems in Southwestern Ontario and is expected to enable numerous synergies.

Overhaul the Customer Experience

●

Launched Roam Like Home, a simple, cost effective way for Wireless customers to use the Internet, make calls, and send texts and emails in the US with their Rogers Share Everything Plan, letting them access their Canadian wireless plans while they are in the US.

●

Launched suretap wallet, an advanced, new mobile commerce application that lets customers use their smartphones to safely store eligible payment cards and make payments at tens of thousands of retailers across Canada.

●

Reduced annual customer complaints by almost 32% over the 12-month period ended July 31, 2014, as reported by the CCTS in its 2014 annual report. The report registers the number of complaints made by customers of major telecommunications service providers.

●

Announced an agreement under which Rogers will own 50% of Glentel, including its several hundred Canadian wireless retail distribution outlets, subject to regulatory approval and completion of BCE acquisition of Glentel.

Drive Growth in the Business Market

●	Expanded data centre operations to 15 locations across Canada, with Business Solutions opening Alberta’s first Tier III-certified data centre, giving business customers reliable, secure data services.

Rogers Communications Inc.	14	Fiscal 2015

●

Vicinity was awarded Product of the Year for the Rewards / Financial Services Programs category by Product of the Year, the world’s largest consumer-voted award for product innovation. Rogers Vicinity is an automated loyalty program offering small businesses and their customers access to loyalty programs and awards.

●

Introduced Rogers Check-In, a new service capability that allows small business customers to quickly and easily review their account at any time with a Small Business Specialist to ensure they have the right services for their business needs.

●

Launched Rogers Talks, a series of free events across Canada for small businesses in conjunction with Small Business Month (October). Experts in social media, marketing, and sales were on hand to talk about how technology can help small business owners grow.

Invest In and Develop Our People

●

Recognized as one of Canada’s top employers for the second straight year by Canada’s Top 100 Employers, a national competition that looks at more than 3,250 Canadian employers. In addition, Rogers was, for the first time, named to the elite top 10 list of the best companies to work for in Canada and was recognized as one of Canada’s Best Diversity Employers by Canada’s Top 100 Employers 2015.

●

Named one of Canada’s ‘Top Employers for Young People’, for a fifth consecutive year. Judges noted that Rogers provides exciting and challenging work, a broad range of career opportunities, a strong total rewards package, and a chance to work with the best and the brightest in the industry. The judging panel also highlighted Rogers’ unique support of new grads through rotational programs that develop breadth of hands-on experience.

Deliver Compelling Content Everywhere

●

Deployed Rogers’ 2014-2015 NHL national broadcast schedule, delivering double the number of games on free over-the-air TV and twice as many Hockey Night in Canada Saturday night games than ever before across nine networks. We built and launched a $4.5 million state-of-the-art NHL Studio, are bringing the NHL to 25 communities across Canada with Rogers Hometown Hockey, and grew the NHL on-air broadcast team to include the biggest TV names in the game.

●

Reaching 22 million Canadians, Hockey Night in Canada continued to be the most-watched sporting event in Canada in a typical week, with viewership between October and December 2014 up 12% from 2013 since the national NHL rights were acquired by Rogers, as reported by Numeris using Cumulative Reach. Audiences on Scotiabank Wednesday Night Hockey on Sportsnet were up 14% in 2014, while Rogers Hometown Hockey on City increased the network’s audiences on Sunday nights by 50%, as reported by Numeris for the period between October to December 2014 using Average Minute Audience. Since the start of the NHL season, audiences on Sportsnet ONE were up 33% and were up 40% on Sportsnet 360.

●

Launched Rogers NHL GameCentre LIVE with more than 1,000 regular season games streamed wirelessly and online, available on smartphones, tablets, and computers, and with significantly enhanced features. Rogers NHL GameCentre LIVE is available to all Canadians and was offered free on an introductory basis to Rogers Wireless data and Internet customers. Within Rogers NHL GameCentre LIVE is GamePlus, which streams unique camera angles, on-demand replays, and more interviews. Exclusively available to Rogers customers, with GamePlus, fans can watch several different camera feeds and review big plays from up to seven different angles. Since launching GameCentre LIVE, Sportsnet.ca’s weekly unique visitors increased 76%, page views are up 53%, and video starts have increased 94% as fans consumed more digital hockey content.

●

Launched shomi, an exciting, new subscription video-on-demand streaming service accessible through our cable set-top boxes and available on mobile, tablet, and online. shomi provides online and televised entertainment with the most popular shows on TV today, iconic series from the past, fan-favourite films, and a library of kids programming. Available to Rogers and Shaw Television or Internet customers, shomi has an easy-to-use interface and more personalized selections for customers. shomi is a joint venture equally owned by Rogers and Shaw Communications Inc.

Rogers Communications Inc.	15	Fiscal 2015

●

Launched Sportsnet NOW, a 24/7, live, HD-quality stream of all seven of Sportsnet’s TV channels. Designed to keep sports fans connected to their favourite teams, players, and Sportsnet programming, Sportsnet NOW is available on mobile devices and computers free with a Sportsnet TV subscription.

●

Partnered with VICE in a joint agreement to deliver Canadian-made news and entertainment programming across mobile, web, and TV platforms. VICE Canada properties include a state-of-the-art multimedia production facility in Toronto that will produce content for use globally, the VICE TV Network, mobile content, and VICE’s network of Canadian digital properties.

●

Introduced Canada’s first 24-hour network dedicated to baseball, MLB Network, on Rogers digital cable. MLB Network’s year-round programming features live games, new, highlights, and the game’s top analysts. In addition, Sportsnet signed an 8-year multi-platform broadcast rights extension with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada.

●

Expanded Texture by Next Issue (formerly Next Issue Canada) offerings by adding People Magazine, National Geographic, Travel + Leisure, and Food & Wine to the digital newsstand. As at December 31, 2014, Texture by Next Issue offered nearly 150 of North America’s premium magazine titles.

●

Reached a three-year regional broadcast rights agreement with the NHL’s Montreal Canadiens. Combined with the national package, Sportsnet delivered all 82 English-language Canadiens games in the 2014-2015 NHL season, making more Canadiens games available nationally than ever before.

Focus on Innovation and Network Leadership

●

Secured “beachfront” spectrum consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band spectrum covering the vast majority of the Canadian population. This prime spectrum was the most sought after and is the spectrum Rogers went into the auction intending to win for its customers. Our $3.3 billion investment was in line with recent 700 MHz spectrum transactions in the US. We have now deployed this spectrum in rural and urban communities in Ontario, British Columbia, Alberta, Quebec, New Brunswick, Nova Scotia, and Prince Edward Island, delivering the ultimate mobile video experience to Rogers customers while carrying wireless signals deep into basements, elevators, and in buildings with thick concrete walls.

●

Continued our expansion of Canada’s first wireless LTE 4G broadband network. Our network covered approximately 84% of the Canadian population as at December 31, 2014. We continued to offer a large selection of LTE devices and became the first carrier in North America, and one of the first in the world, to offer international LTE roaming to wireless customers.

●

First Canadian carrier to launch LTE-Advanced, now available in various communities across Canada. This next evolution of LTE wireless technology combines Rogers’ 700 MHz and AWS spectrum, so customers can download and live stream high quality video in more places on mobiles and tablets. LTE-Advanced was launched in Vancouver, Edmonton, Calgary, Windsor, London, Hamilton, Toronto, Kingston, Moncton, Fredericton, Halifax, and Saint John.

●

Signed a Partner Market agreement with Vodafone to become its partner in Canada. The agreement extends Vodafone’s international experience, innovation, and scale to Rogers in the Canadian market to generate a number of revenue, cost saving, and product opportunities.

●

Recognized for the second straight year by PCMag.com, Rogers’ LTE network was named in September 2014 as the fastest downstream mobile network in Canada. PCMag.com also recognized Rogers as Canada’s fastest broadband Internet service provider.

Go to Market as One Rogers

●

We streamlined the organization to allow us to be more agile and ensure senior leadership is closer to customers and front-line employees. We’ve aligned to go to market with our products and services in more disciplined and coordinated ways. We are using more cross-functional, multi-departmental teams from all parts of the business on go-to-market projects as we’ve demonstrated with our 12-year NHL Agreement.

Rogers Communications Inc.	16	Fiscal 2015

2013 Highlights

●

Guy Laurence joined Rogers in December 2013 as our new President and Chief Executive Officer, succeeding Nadir Mohamed, who retired from Rogers. Mr. Laurence brings 30 years of global experience in the telecommunications and media industries.

●	We completed the strategic acquisition of Mountain Cablevision Ltd., Shaw Communications’ (Shaw) cable system in Hamilton, Ontario.

●	We completed the strategic acquisitions of Blackiron Data ULC and Pivot Data Centres.

●	We finalized our purchase of Score Media Inc. (theScore), Canada’s third largest specialty sports channel, for $167 million. We later rebranded theScore as Sportsnet 360.

●

Rogers First Rewards, a new loyalty program allowing customers to earn points on their eligible purchases and redeem them online for a wide selection of Rogers products and services, was launched in the Greater Toronto Area, Ottawa, Kingston, Sudbury and other cities throughout Ontario. We also received regulatory approval to launch a Rogers credit card which augments this loyalty program and will accelerate the rate at which customers earn points.

●

We increased our annualized dividend rate in February 2013 by 10% to $1.74 per Class A Voting and Class B Non-Voting share. The annual dividend of $1.74 per share was paid in quarterly amounts of $0.435 per each outstanding Class A Voting and Class B Non-Voting share. We paid $876 million in dividends to shareholders during 2013.

●

On February 21, 2013, the Toronto Stock Exchange (TSX) accepted a notice of RCI’s intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period commencing February 25, 2013 and ending February 24, 2014. The notice provides that during such one-year period, we may purchase on the TSX, the New York Stock Exchange (NYSE), and/or alternative trading systems up to the lesser of 35.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. During 2013, we purchased 546,674 Class B Non-Voting shares for cancellation under the NCIB for a purchase price of $22 million, all of which were made through the facilities of the TSX in June 2013.

●

We issued and fully hedged the foreign exchange risk associated with the US$2.5 billion of ten and thirty year senior notes at some of the lowest coupon rates ever achieved for Rogers corporate debt, in two separate offerings comprising:

¡	US$500 million of 3.00% senior notes due 2023 and US$500 million of 4.50% senior notes due 2043;
¡	US$850 million of 4.10% senior notes due 2023 and US$650 million of 5.45% senior notes due 2043.

●

Our wireless offerings and pricing tiers were simplified, reducing complexity and service times for our sales and support teams and adding customer value. These innovations include Canada’s first complete wireless Share Everything plan, which allows individuals, families, and small businesses to share wireless data, unlimited nationwide talk and text, and calling features across 1 to 10 wireless devices.

●

Our “worry free” $7.99 per day US wireless data roaming plan was launched, with twice the daily data capacity (50 MB) typically used by consumers for wireless Internet, as well as enhanced voice, text, and data roaming value packages.

●

A hybrid wireless home and small business phone solution that operates on our national wireless network was launched. The service is available in regions outside Rogers’ cable territories and offers traditional home or office phone services and features without the need for a landline or Internet connection.

●

The M2M World Alliance, an organization comprised of eight leading international mobile operators, including Rogers, demonstrated a single global SIM card, which makes it easier to deploy connected devices in multiple countries and is expected to drive further growth for our M2M business.

Rogers Communications Inc.	17	Fiscal 2015

●

Unveiled a next generation TV experience with NextBox 3.0, giving viewers access to record up to eight HD programs at one time and store up to 240 hours of HD content. The NextBox 3.0 experience includes whole-home PVR capability and becomes a wireless TV experience allowing viewers to navigate their cable guide, use a virtual remote, set PVR recordings, and live stream channels all from a tablet or smartphone while at home or away.

●	Rogers was named both the fastest broadband Internet service provider and the fastest wireless network in Canada in October 2013 by PCMag.com, a leading US-based technology website.

●

SamKnows, an independent broadband performance company, stated through in-home testing in May 2013 that we delivered, on average, 100% or more of our advertised download speeds on our most popular Internet packages, better than most providers in the US and Europe that were tested.

●

Our TV experience was significantly enriched with the launch of our Recommendations App for NextBox, giving customers access to personalized live, rental, on-demand, and previously recorded program recommendations displayed on their TV screens. A Canadian cable industry first, the application recommends similar programs based on what customers are viewing, helping Canadians explore and uncover more programming that appeals to their individual tastes.

●

SIP Trunking, a new IP-based voice solution was announced for enterprises designed to complement our fibre-based Internet and WAN connectivity services. Merging voice services with a business data network, SIP Trunking solutions dynamically allocate bandwidth as needed to support voice and/or data needs, depending upon capacity requirements during peak hours, and provide a platform for next generation IP-based video, mobile, and productivity applications and services.

●

Signed an exclusive 12-year licensing agreement with the NHL to broadcast national NHL games beginning with the 2014-2015 NHL season. The agreement grants Rogers the exclusive distribution rights to all national regular season and playoff games within Canada, in multiple languages, across all platforms. At the same time, we executed separate agreements to sublicense certain of these broadcasting rights to TVA Sports and the Canadian Broadcasting Corporation.

●

Sportsnet announced a 10-year partnership extension with the Vancouver Canucks through the 2022-2023 NHL season, continuing a 14-year network tradition as the regional television broadcaster of Canucks hockey. The new agreement features a comprehensive suite of multimedia rights including television, online, and mobile, delivering up to 60 regular season Vancouver Canucks games each season. At the time, Sportsnet was also the official regional television broadcast rights holder for the Toronto Maple Leafs, Calgary Flames, and Edmonton Oilers.

●

Media closed an agreement to acquire Metro 14 Montreal for $10 million on February 4, 2013, and re-launched the station as City Montreal, expanding the City broadcast TV network into the largest market in Quebec and increasing the City television network reach to over 80% of Canadian households as at December 31, 2013.

●

Launched Texture by Next Issue (formerly branded as Next Issue Canada), an innovative, all-you-can-read subscription digital magazine service that provides consumers with exclusive and unlimited access to a catalogue of more than 100 premium Canadian and US titles. Texture by Next Issue delivers access to our leading publishing brands alongside many of the most popular US magazine titles.

●

TSC launched a brighter, easier, and more engaging multi-channel retail experience and a refreshed on-air and online look, an all-new mobile app, special-themed programming, and improved shipping. The leading interactive and only national Canadian multi-channel retailer also added on-air social media engagement, new leading brands, and more celebrity guest appearances.

●

Sportsnet announced an eight-year, multi-platform broadcast rights extension with MLB Properties and MLB Advanced Media to show live and in-progress regular season and playoff baseball games and highlights within Canada.

Rogers Communications Inc.	18	Fiscal 2015

ITEM 4.2 – SIGNIFICANT ACQUISITIONS

N/A

ITEM 5 – Narrative Description of the Business

ITEM 5.1 – GENERAL – BUSINESS OVERVIEW

This section incorporates by reference the following sections contained in our MD&A for the year ended December 31, 2015:

About Rogers Communications	p. 22
Understanding Our Business	p. 25
Wireless	p. 25
Cable	p. 25
Business Solutions	p. 25
Media	p. 25
Products and Services	p. 25
Wireless	p. 25
Cable	p. 25
Business Solutions	pgs. 25-26
Media	p. 26
Other	p. 26
Other Investments	p. 26
Competition	p. 26
Wireless	pgs. 26-27
Cable	p. 27
Business Solutions	p. 27
Media	p. 27
Industry Trends	pgs. 28-29
Our Strategy	pgs. 30-31
Capability to Deliver Results	pgs. 36-39
Employees	p. 52

PROPERTIES, TRADEMARKS, ENVIRONMENTAL, AND OTHER MATTERS

In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. The major fixed assets are

●

transmitters, microwave systems, antennae, buildings, and electronic transmission, receiving, and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities, and cell equipment);

●

coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing, and distributing equipment, IP routers, data storage servers and network management equipment, and microwave equipment and antennae; and

●	radio and television broadcasting equipment (including television cameras and television and radio production facilities and studios).

The operating systems and software related to these assets are either owned by the Company or used under license.

The Company also leases various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system. The Company either owns or leases land for the placement of hub sites, head-ends and space for other portions of the cable distribution system. The Company also leases premises and space on buildings for the placement of antenna towers. The Company either owns or leases the premises on which its switches are located. The Company has highly clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick, and Newfoundland and Labrador.

Rogers Communications Inc.	19	Fiscal 2015

The Company operates a North American transcontinental fibre-optic network extending over 44,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key US markets for the exchange of data and voice traffic, also known as peering.

The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties, and customer lists, is important to its operations.

In 2015, the Company spent approximately $675,974 relating to environmental protection and management requirements. Environmental protection and management requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s additions to property, plant and equipment, earnings, or its competitive position in the current or future fiscal years.

The Company has committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements, and other commercial commitments. The information under the heading “Commitments and Other Contractual Obligations” contained on page 65 of our MD&A for the year ended December 31, 2015 is incorporated herein by reference.

ITEM 5.2 – RISK FACTORS

The following section is incorporated by reference herein: “Risks and Uncertainties Affecting our Business” contained on pages 69 to 75 of our MD&A for the year ended December 31, 2015.

ITEM 6 – Dividends

ITEM 6.1 – DIVIDENDS

The information under the heading “Dividends” contained on page 64 of our MD&A for the year ended December 31, 2015 is incorporated herein by reference.

Rogers Communications Inc.	20	Fiscal 2015

ITEM 7 – Description of Capital Structure

ITEM 7.1 – GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The information required under the heading General Description of Capital Structure is contained in the 2015 Audited Consolidated Financial Statements, Note 24, and is incorporated herein by reference.

Each Class A Voting share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting shares and any series of preferred shares of RCI are entitled to receive notice of and to attend meetings of shareholders of RCI, but except as required by law, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to holders of Class B Non-Voting shares under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer made to the holders of Class B Non-Voting shares.

ITEM 7.2 – CONSTRAINTS

RESTRICTIONS ON THE TRANSFER, VOTING, AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws) including the:

●	Broadcasting Act (Canada);
●	Telecommunications Act (Canada); and
●	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. RCI’s Articles of Amalgamation therefore impose restrictions on the issue and transfer of its shares and the exercise of voting rights to ensure that we, and any Canadian corporation in which we have any interest, are:

●	qualified to hold or obtain any cable television, broadcasting, or telecommunications licence or authorized to operate a similar entity under the Laws; and
●	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If RCI’s Board of Directors (the Board) considers that its or its subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles of Amalgamation on transfer, voting, and issue of our shares.

Rogers Communications Inc.	21	Fiscal 2015

ITEM 7.3 – RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing as well as the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged, and compensated, each of Fitch Ratings (Fitch), Moody’s Investors Service (Moody’s) and Standard & Poor’s Ratings Services (Standard & Poor’s) to rate our public debt issues. The table below shows the respective credit ratings on our borrowings as of December 31, 2015, each of which were affirmed in 2015.

	Standard & Poor’s	Fitch	Moody’s
Corporate credit issuer default rating	BBB+ with a stable outlook	BBB+ with a negative outlook	Baa1, stable outlook
Senior unsecured debt	BBB+ with a stable outlook	BBB+ with a negative outlook	Baa1, stable outlook

Ratings across the broad universe of debt instruments range from AAA (Standard & Poor’s and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (Standard & Poor’s), C (Moody’s), and Substantial Risk (Fitch) for the lowest quality of securities rated.

Credit ratings are not recommendations for investors to purchase, hold, or sell the rated securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period of time, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by Standard & Poor’s, Fitch, and Moody’s are investment grade ratings.

ITEM 8 – Market for Securities

Class B Non-Voting shares (CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange under the symbol RCI.B and in the United States on the New York Stock Exchange under the symbol RCI. Class A Voting shares (CUSIP # 775109101) are listed on the Toronto Stock Exchange under the symbol RCI.A.

Rogers Communications Inc.	22	Fiscal 2015

ITEM 8.1 – TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high, low, and close prices and volume traded on the Toronto Stock Exchange for Class B Non-Voting shares and Class A Voting shares.

RCI.B

Month	High ($)	Low ($)	Close ($)	Volume
2015/01	47.01	44.55	45.18	23,910,744
2015/02	46.35	44.21	44.21	16,610,604
2015/03	44.17	42.40	42.40	20,767,445
2015/04	43.99	41.54	43.10	23,573,888
2015/05	43.93	42.12	42.79	16,363,872
2015/06	44.30	41.40	44.30	29,978,262
2015/07	45.92	43.19	45.86	19,897,006
2015/08	46.90	44.36	44.91	19,289,664
2015/09	46.54	43.61	45.98	25,173,198
2015/10	53.92	45.55	52.03	31,567,042
2015/11	53.01	50.94	51.51	18,092,313
2015/12	51.38	47.45	47.72	25,145,989

RCI.A

Month	High ($)	Low ($)	Close ($)	Volume
2015/01	48.50	45.75	47.40	43,950
2015/02	47.50	45.50	45.50	28,224
2015/03	45.30	43.43	43.43	26,386
2015/04	44.80	42.86	44.17	24,350
2015/05	44.98	43.45	43.87	14,306
2015/06	44.55	42.06	44.55	21,419
2015/07	46.66	44.00	46.12	24,294
2015/08	47.01	44.65	45.10	20,615
2015/09	46.45	43.85	46.27	84,398
2015/10	54.00	46.14	52.00	56,536
2015/11	52.98	51.01	51.12	83,184
2015/12	51.30	47.36	48.35	57,915

ITEM 8.2 – PRIOR SALES

In 2015, we issued $1.3 billion of senior notes, consisting of US$700 million ten-year 3.625% senior notes and US$300 million thirty-year 5.00% senior notes.

ITEM 9 – Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

N/A

Rogers Communications Inc.	23	Fiscal 2015

ITEM 10 – Directors and Officers

The following is a list of directors and executive officers of RCI as of December 31, 2015, indicating their municipality, province or state, and country of residence, and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board.

Name	Position
Directors
Alan D. Horn, CPA, CA (2)(6)(7)(9)	Director, Chairman of RCI, and member of the Advisory Committee of the Rogers Control Trust
Philip B. Lind, CM (9)	Director, Vice Chairman of RCI, and member of the Advisory Committee of the Rogers Control Trust
Edward S. Rogers (2)(3)(7)(8)(9)	Director, Deputy Chairman of RCI, and Chair of the Rogers Control Trust
J. Guy Laurence	Director, President and Chief Executive Officer
C. William D. Birchall (1)(3)(7)	Director
Bonnie R. Brooks (5)	Director
Stephen A. Burch (1)(5)	Director
John H. Clappison, FCPA, FCA (1)(4)(6)	Director
John A. MacDonald (1)(3)(5)	Director
Isabelle Marcoux (4)(5)	Director
The Hon. David R. Peterson, PC, QC (3)(6)	Director
Loretta A. Rogers (8)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
Martha L. Rogers (8)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
Melinda M. Rogers (3)(6)(7)(8)(9)	Director and Vice-Chair of the Rogers Control Trust
Charles Sirois (2)(4)(7)	Lead Director
Executive Officers
J. Guy Laurence	Director, President and Chief Executive Officer
Anthony Staffieri, FCPA, FCA	Chief Financial Officer
Robert F. Berner	Chief Technology Officer
Frank J. M. Boulben	Chief Strategy Officer
Jacob C. Glick	Chief Corporate Affairs Officer
Dale E. Hooper	Chief Brand Officer
Deepak K. Khandelwal	Chief Customer Officer
David P. Miller	Chief Legal Officer and Secretary
James M. Reid	Chief Human Resources Officer
Jamie J. Williams	Chief Information Officer
Richard W. Brace	President, Media Business Unit
Nitin S. Kawale	President, Enterprise Business Unit
Dirk S. Woessner	President, Consumer Business Unit

(1)	Denotes member of Audit and Risk Committee
(2)	Denotes member of Executive Committee
(3)	Denotes member of Nominating Committee
(4)	Denotes member of Corporate Governance Committee
(5)	Denotes member of Human Resources Committee
(6)	Denotes member of Pension Committee
(7)	Denotes member of Finance Committee
(8)

Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders” in RCI’s 2015 Information Circular available on SEDAR at sedar.com.

(9)

Voting control of RCI is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders” in RCI’s 2015 Information Circular available on SEDAR at sedar.com. Each of the individuals that are noted above as holding positions with the Rogers Control Trust have held such positions since December 2008.

Rogers Communications Inc.	24	Fiscal 2015

Alan D. Horn, CPA, CA resides in Toronto, Ontario, Canada and has served as Chairman of the Board of RCI and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control RCI since March 2006. In addition, Mr. Horn was appointed a director of Rogers Bank on April 24, 2013. Mr. Horn was Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006 and he served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn was Acting President and Chief Executive Officer of RCI from October 2008 to March 2009. He is also a director of Fairfax Financial Holdings Limited and CCL Industries Inc. Mr. Horn is a Chartered Accountant (and Chartered Professional Accountant). Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Philip B. Lind, CM resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is non-executive Vice Chairman of RCI and was Executive Vice President, Regulatory until his retirement in December 2014. Mr. Lind joined Rogers in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., the Vancouver Art Gallery, and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the US and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation and The US Cable Center, Denver. Mr. Lind holds a B.A. in Political Science and Sociology from the University of British Columbia and a M.A. in Political Science from the University of Rochester. In 2002, Mr. Lind received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012, Mr. Lind was inducted into the US Cable Hall of Fame, the third Canadian to be so honoured.

Edward S. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers serves as Deputy Chairman of RCI. He is the Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust. Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Company from 2000 to 2002. Mr. Rogers is Chairman of the Toronto Blue Jays and Rogers Bank and is on the Board of Directors of Maple Leaf Sports & Entertainment Ltd. and CableLabs. Mr. Rogers also sits on the Board of The Hospital for SickKids Foundation.

J. Guy Laurence resides in Toronto, Ontario, Canada and became Director, President, and Chief Executive Officer of RCI in December 2013. Mr. Laurence has more than 30 years’ global experience in telecommunications, media, and pay television. He joined the Company from Vodafone where he was Chief Executive Officer of Vodafone UK. Mr. Laurence first joined Vodafone in 2000, holding a number of increasingly senior roles before becoming Chief Executive Officer of Vodafone Netherlands in 2005 and then Chief Executive Officer of Vodafone UK in 2008. He previously held senior leadership positions at a number of international media companies including MGM Studios, United Cinemas, and Chrysalis Records.

C. William D. Birchall resides in Toronto, Ontario, Canada and has been a director of RCI since June 2005. Mr. Birchall serves as a director of Barrick Gold Corporation and as Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of the Institute of Chartered Accountants of England and Wales.

Bonnie R. Brooks resides in Toronto, Ontario, Canada and has been a director of RCI since April 2015. Ms. Brooks is the Vice Chairman of Hudson’s Bay Company (Saks Fifth Avenue, Lord and Taylor, and Hudson’s Bay), appointed in February 2014, and has more than 30 years of executive leadership in media, marketing, and merchandising. Ms. Brooks joined Hudson’s Bay in September 2008 as CEO and President. In January 2012, Ms. Brooks was appointed President of Hudson’s Bay Company for both Hudson’s Bay and Lord and Taylor in the US. Ms. Brooks is a director of Empire Company Limited, Riocan Real Estate Investment Trust, Abercrombie & Fitch Co., and Alignvest Acquisition Corporation. Ms. Brooks is also Chair of the Board of Trustees of the Royal Ontario Museum. Ms. Brooks is a recipient of the Queen Elizabeth II Diamond Jubilee Medal for her role in philanthropy and in supporting the Canadian Olympic Association. Ms. Brooks holds a M.B.A. from the University of Western Ontario and two honorary doctorates (a L.L.D. from the University of Guelph and a D.C.L. from St. Mary’s University, Halifax).

Rogers Communications Inc.	25	Fiscal 2015

Stephen A. Burch is an American citizen who resides in Owings Mills, Maryland, USA and has been a director of RCI since April 2009. Mr. Burch is Chairman of the Board of the University of Maryland Medical Systems. Mr. Burch served as President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom from 2006 to 2007. Mr. Burch also served as President of the Atlantic Division of Comcast Cable Communications from 1987 to 2005. Mr. Burch serves on various public service boards and educational institutions. He has a JD from Gonzaga University.

John H. Clappison, FCPA, FCA resides in Toronto, Ontario, Canada and has been a director of RCI since June 2006. In addition, Mr. Clappison was appointed a director of Rogers Bank in April 2013. Mr. Clappison joined the firm of Price Waterhouse in 1968. He became a Partner of the firm in 1980 and in 1990 became Managing Partner of the Greater Toronto Area office, a position he continued to hold after the merger of Price Waterhouse with Coopers & Lybrand to form PricewaterhouseCoopers in 1998, until he retired in 2005. Mr. Clappison serves as a director of Sun Life Financial Inc. and Cameco Corporation. Mr. Clappison is a Chartered Professional Accountant, Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

John A. MacDonald resides in Toronto, Ontario, Canada and has been a director of RCI since April 2012. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December of 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Previously, Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp. Prior to that, he was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald is also a director of Magor Corporation and a member of the Apprento Advisory Board. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A. in Engineering from the Technical University of Nova Scotia.

Isabelle Marcoux resides in Montreal, Quebec, Canada and has been a director of RCI since April 2008. Ms. Marcoux was appointed Chair of the Board of Transcontinental Inc. in February 2012. Prior to being appointed Chair of the Board, Ms. Marcoux was Vice Chair from 2007 and Vice President, Corporate Development from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary also at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited and Power Corporation of Canada. Ms. Marcoux also serves as a director of Montreal Children’s Hospital Foundation. Ms. Marcoux is co-chair of Centraide of Greater Montreal’s campaign, one of the largest annual fund drives in Quebec. Ms. Marcoux holds a B.A. in Economics and Political Sciences and a B.A. in Civil Law, both from McGill University.

The Hon. David R. Peterson, PC, QC resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of Franco-Nevada Corporation and VersaPay Corporation. Mr. Peterson is Chancellor Emeritus of the University of Toronto, Chairman of the successful Toronto Bid for 2015 Pan Am Games, Chairman of the Organizing Committee for the 2015 Pan Am Games, and a director of St. Michael’s Hospital Foundation. Mr. Peterson holds a B.A. from the University of Western Ontario, a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 to 1990.

Loretta A. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers is the former President of the Canadian Lyford Cay Foundation and remains a Board member, and sits on the Board of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation and The Bateman Foundation. Mrs. Rogers holds a B.A. from the University of Miami, an honorary Doctor of Laws from the University of Western Ontario, and an honorary Doctor of Laws from Ryerson University.

Rogers Communications Inc.	26	Fiscal 2015

Martha L. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since December 2008, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards, including as Chair of the Rogers Foundation, and as a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, and is Chair of Global Poverty Project Canada. Ms. Rogers is also a director of RYOT.org,

Melinda M. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers served as Senior Vice President, Strategy and Development from 2006 to 2014. She has been the Founder of Rogers Venture Partners since September 2011. Ms. Rogers joined RCI in 2000 as Vice President, Venture Investments and served as Vice President, Strategic Planning & Venture Investments from 2004 to 2006. In addition, Ms. Rogers has served as a board member and advisor for a number of companies. She is currently the Vice Chair of the Rogers Control Trust, Chair of the Jays Care Foundation and is a director of The Governing Council of the University of Toronto and Texture by Next Issue. Ms. Rogers holds a B.A. from the University of Western Ontario and a M.B.A. from Joseph L. Rotman School of Management at the University of Toronto.

Charles Sirois resides in Montreal, Quebec, Canada and has been a director of RCI since April 2012 and Lead Director since April 2014. Mr. Sirois is the founder, controlling shareholder and Chairman of Telesystem Ltd., a private family-owned media and technology holding company. Mr. Sirois is also Founding Partner of Tandem Expansion Fund, Chairman and co-Founder of Pangea Agriculture Group, Founder and Chairman of Enablis Entrepreneurial Network, and Chairman of the Fondation de l’entrepreneurship. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Master’s degree in Finance from Université Laval, as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Université Laval, and École de technologie supérieure. Mr. Sirois published two books: The Medium and the Muse (1995) and Organic Management: Creating a Culture of Innovation (2000). Mr. Sirois received the Order of Canada in 1994 and was appointed knight of the Ordre national du Québec in 1998. In 2010, he was inducted into Canada’s Telecommunications Hall of Fame. He is also a recipient of the Queen Elizabeth II Diamond Jubilee Medal.

Anthony Staffieri, FCPA, FCA, resides in Toronto, Ontario, Canada and has been our Chief Financial Officer since April 2012. Prior to joining Rogers, Mr. Staffieri was Senior Vice President, Finance for Bell Canada Enterprises. He joined BCE in 2005 from Celestica International Inc., where he served in various senior financial roles from 1999 to 2005. Mr. Staffieri was a Partner with PricewaterhouseCoopers, where he began his career, leaving the firm in 1999 to join the executive leadership team of his then client Celestica. Mr. Staffieri serves as a board member for several of the Company’s subsidiaries and affiliates including Rogers Bank, the Toronto Blue Jays, and MLSE. He also serves as a cabinet member for the Mackenzie Health Foundation. He is a Chartered Professional Accountant, Chartered Accountant, as well as a Fellow of the Chartered Professional Accountants of Ontario. Mr. Staffieri holds a B.B.A. from the Schulich School of Business.

Robert F. Berner resides in Toronto, Ontario, Canada and has been our Chief Technology Officer since April 2006, and was Interim Chief Information Officer from October 2014 until April 2015. Mr. Berner is responsible for the evolution, planning, engineering, construction, and operations of Rogers’ networks. Mr. Berner was appointed Senior Vice President and Chief Technology Officer of Rogers Wireless in 1998. Mr. Berner has been employed with Rogers since 1985. Mr. Berner holds a B.A.Sc. in Engineering specializing in Operational Research and Management Science from the University of Toronto.

Frank J. M. Boulben resides in New York, New York, USA and has served as our Chief Strategy Officer since May 2014, and was Interim President, Consumer Business Unit until April 2015. He is responsible for Corporate Strategy, Strategic Partnerships, Innovation, Financial Services (including the Rogers Bank), and Wholesale Operations. Prior to joining Rogers, Mr. Boulben was Chief Marketing Officer at BlackBerry from May 2012 to November 2013. He joined BlackBerry from LightSquared where he served as EVP, Strategy, Marketing and Sales from March 2010 to April 2012. Prior to moving to North America to join LightSquared, Mr. Boulben was Global Director Commercial Strategy at Vodafone from March 2007 to March 2010. Mr. Boulben graduated from École Polytechnique University of Paris Saclay, and École des Ponts, ParisTech with a major in network economics.

Rogers Communications Inc.	27	Fiscal 2015

Jacob C. Glick resides in Ottawa, Ontario, Canada and has served as our Chief Corporate Affairs Officer since November 2014. Mr. Glick is responsible for leading the Corporate Affairs team, including regulatory affairs, public policy, government relations, internal and external communications, and community investment. Mr. Glick joined Rogers from Google Inc., where he led Google’s global Central Public Policy and Government Relations team. Mr. Glick started at Google Canada Corp in December 2007 where he served in various senior positions including establishing and leading Google Canada’s Public Policy and Government Relations team. Prior to joining Google, he was General Counsel & Director of Policy Development and Corporate Secretary at Canadian Internet Registration Authority from June 2005 to December 2007. Mr. Glick holds a B.A. with High Distinction in Political Science and an LL.B, both from the University of Toronto.

Dale E. Hooper resides in Toronto, Ontario, Canada and has served as our Chief Brand Officer since May 2014. He leads brand strategy, consumer insight, and all advertising and creative for the Rogers, Fido, and chatr brands, as well as all Rogers Media brands, with a key focus on repositioning Rogers brands around the customer. Previously, Mr. Hooper was Senior Vice President, Marketing & Consumer Insights at Rogers Media from February 2011. Prior to joining Rogers, Mr. Hooper served in senior roles at PepsiCo Beverages Canada from 2008, including Vice-President of Marketing & Insights from January 2008 to February 2011. Mr. Hooper also serves on the Advisory Board for Canada Paralympic Committee.

Deepak K. Khandelwal resides in Oakville, Ontario, Canada and has served as our Chief Customer Officer since November 2014. Mr. Khandelwal is responsible for all customer experience functions. Mr. Khandelwal joined Rogers from Google Inc. where he was VP, Global Customer Experience. He joined Google in 2010 as Head of Special Projects - Global Advertiser Operations and then, from October 2010 to January 2012, served as VP, Global Advertiser Operations. Prior to Google, Mr. Khandelwal worked at McKinsey & Company from 1994 to 2010 becoming a Principal in 2001. Mr. Khandelwal holds a M.B.A. from Ivey Business School (Western University) and a B.Sc. in Electrical Engineering from the University of Saskatchewan.

David P. Miller resides in Toronto, Ontario, Canada and was appointed our Chief Legal Officer and Secretary in May 2014. Mr. Miller is responsible for providing expert legal advice, ombudsman, and corporate support to the Company. He was previously Vice President, General Counsel of RCI since 1987 and Secretary of RCI since 2002. He is a director of CI Financial Corp. and a member of the Advisory Board of Atlantic Packaging Limited. Mr. Miller holds a B. Comm. and both Civil and Common Law degrees from McGill University.

James M. Reid resides in Toronto, Ontario, Canada and was appointed Chief Human Resources Officer in August 2011. Mr. Reid is responsible for shaping the talent, culture and engagement strategy at Rogers. Prior to joining Rogers, Mr. Reid was Head of Global Human Resources at both Husky Injection Molding Systems and MDS Inc. He also served as an officer and pilot in the Canadian Armed Forces. Mr. Reid holds a B.Sc. from the Royal Roads Military College and M.B.A. from McMaster University.

Jamie J. Williams resides in Toronto, Ontario Canada and has served as our Chief Information Officer since April 2015 after first joining the company in 2014 as Senior Vice President of Consumer IT and Billing. Mr. Williams is accountable for all aspects of IT delivery, including development and production operations. Prior to joining Rogers, Mr. Williams was IT VP of App Development & Shared Services at Sprint Corporation. Mr. Williams joined Nextel in 1998, prior to its merger with Sprint in 2005, holding many varied roles in IT. Mr. Williams has a M.Sc. in Information Systems Technology from George Washington University and received his B.Sc. in Physics from the Rensselaer Polytechnic Institute in the State of New York.

Richard W. Brace resides in Toronto, Ontario, Canada and has served as President, Media Business Unit since August 2015. Mr. Brace is responsible for driving strategy and overseeing operations for the company’s robust portfolio of media assets. Mr. Brace is an accomplished business leader and innovative pioneer with more than 40 years of experience in the media industry. Prior to joining Rogers, Mr. Brace was with Bell Media/CTVglobemedia for 13 years in senior leadership roles, including President of CTV and President of Specialty TV, until December 2013. Mr. Brace is Chair of the Advisory Council for the Rick Hansen Foundation and Trustee of the Canadian Wildlife Foundation. He also serves on the President’s Council of Ryerson University, his alma mater, where he earned a Bachelor of Applied Arts Degree in 1972.

Rogers Communications Inc.	28	Fiscal 2015

Nitin S. Kawale resides in Toronto, Ontario, Canada and has served as our President, Enterprise Business Unit since December 2014. Mr. Kawale is responsible for the delivery of the Company’s enterprise business strategy and commercial plan covering Small and Medium Business, enterprise, and public sector customers. Mr. Kawale joined Rogers from Cisco Systems Canada Co where he held the position of President since 2008. Mr. Kawale is Chair of the Board of Directors for the Conference Board of Canada. Mr. Kawale holds a B.A.Sc. from the University of Toronto.

Dirk S. Woessner resides in Toronto, Ontario, Canada and has been the Company’s President, Consumer Business Unit since April 2015. Prior to joining Rogers, Mr. Woessner was with Deutsche Telekom (DT) and its affiliates since 2002 holding a number of senior leadership positions. Most recently, Mr. Woessner was Sales Director at Telekom Deutschland since January 2012, and prior to that, he served as Senior Vice President Wholesale with DT from January 2009 to December 2011. Before joining DT, Mr. Woessner worked at McKinsey & Company in Munich and Madrid from 1997 to 2002, providing consulting services to Europe’s leading telecommunications companies. Mr. Woessner holds a Ph.D. in Chemistry from the Humboldt University of Berlin.

As at December 31, 2015, RCI’s directors and executive officers as a group owned, directly or indirectly, an aggregate of 102,664,118 Class A Voting shares of RCI, representing approximately 91.3% of the issued and outstanding Class A Voting shares of RCI. Certain directors have positions with, or are beneficiaries of, the Rogers Control Trust, which holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. See “Outstanding Shares and Main Shareholders” in RCI’s 2015 Information Circular available on SEDAR at sedar.com.

Rogers Communications Inc.	29	Fiscal 2015

COMPOSITION OF THE BOARD

The Board currently has 15 members.

Independent Directors

The Board is responsible for determining whether a director is “independent” within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations regarding whether or not a direct or indirect business, commercial, banking, consulting, professional, or charitable relationship a director may have with RCI or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of our Company’s website at rogers.com/investors.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above. In making this determination, the Board considered all of the relationships that each director has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the director’s independent judgment.

C. William D. Birchall

Bonnie R. Brooks

Stephen A. Burch

John H. Clappison, FCPA, FCA

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, PC, QC

Charles Sirois

As a result, a majority of the Board consists of independent directors.

Lead Director

Pursuant to the Board Charter, the Board has appointed Charles Sirois as Lead Director. The lead director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. Shareholders wishing to contact the lead director may write to the Lead Director, in care of the Corporate Secretary, at the head office of the Company, 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada.

BOARD COMMITTEES

The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between the significant shareholder and us or between our subsidiaries and us. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director. Charters for the various Board committees can be reviewed in the Corporate Governance section of our Company’s website at rogers.com/investors.

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CONTROLLED COMPANY EXEMPTION

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or other company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit and Risk Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption.

FOREIGN PRIVATE ISSUER STATUS

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Appointment of Auditors

The NYSE listing standards require the audit committee of a US company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the British Columbia Business Corporations Act, our auditors are to be appointed by the shareholders at the annual general meeting of RCI. Our audit and risk committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices are a fundamental part of our proper functioning as a corporation. The Board believes that these corporate governance practices enhance the interests of our security holders, employees, customers, and of others dealing with us. Our Statement of Corporate Governance Practices can be reviewed in the Corporate Governance section of our Company’s website at rogers.com/investors.

ETHICAL BUSINESS CONDUCT

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Policy for Directors, Officers and Employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

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Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of Conduct and Ethics), which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

The Codes can be reviewed in the Corporate Governance section of our Company’s website at rogers.com/investors.

ITEM 11 – Promoters

N/A

ITEM 12 – Legal Proceedings and Regulatory Actions

ITEM 12.1 – LEGAL PROCEEDINGS

The following is incorporated by reference herein: “Litigation Risks”, contained on pages 74 to 75 of our MD&A for the year ended December 31, 2015.

ITEM 12.2 – REGULATORY ACTIONS

N/A

ITEM 13 – Interest of Management and Others in Material Transactions

N/A

ITEM 14 – Transfer Agents and Registrars

The Canadian Transfer Agent and Registrar is CST Trust Company. 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6. The United States Transfer Agent and Registrar is American Stock Transfer & Trust Company, LLC, 6201-15th Ave., Brooklyn, NY 11219.

ITEM 15 – Material Contracts

N/A

ITEM 16 – Interest of Experts

ITEM 16.1 – NAME OF EXPERTS

Our auditor is KPMG LLP, Chartered Professional Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario, M2P 2H3.

Rogers Communications Inc.	32	Fiscal 2015

ITEM 16.2 – INTEREST OF EXPERTS

KPMG LLP is the auditor of the Company and has confirmed that is it independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ITEM 17 – Audit and Risk Committee

ITEM 17.1 – AUDIT AND RISK COMMITTEE MANDATE

OUR MAIN RESPONSIBILITIES:

●	overseeing of reliable, accurate and clear financial reporting policies and practices to shareholders

●	overseeing the design, implementation and review of internal controls – the necessary checks and balances must be in place

●

directly responsible for the qualifications, independence, appointment and oversight of the work of the external auditors – the shareholders’ auditors report directly to the Audit and Risk Committee (the “Committee”)

●	meeting with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluating the effectiveness and independence of each

●	overseeing the establishment and maintenance of processes that ensure the Company is in compliance with the laws and regulations that apply to it as well as its own policies

●	reviewing annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

●	reviewing the Company’s business continuity and disaster recovery plans

●	receiving reports on, and approving, if appropriate, certain transactions with related parties

PURPOSE OF AUDIT AND RISK COMMITTEE

The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	the qualifications, independence, appointment and oversight of the work of the external auditors;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls, and disclosure controls;

(v)	compliance with applicable legal and regulatory requirements; and

(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

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INDEPENDENCE

The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee to make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices, and internal controls of the Company.

MEMBERSHIP

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)

Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)

Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert.

(c)

Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

CHAIR AND SECRETARY

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of the Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

MEETINGS

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

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REMUNERATION

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

RESOURCES AND AUTHORITY

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements
(a)

in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)

review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)

review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with

Rogers Communications Inc.	35	Fiscal 2015

management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)

following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)

review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)

the interim consolidated financial statements, the Company’s disclosure under “Management Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board of Directors, provided that such approval is subsequently reported to the Board of Directors at its next meeting.

2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)

be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)

pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)

consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead

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partner and the audit firm itself; and

(h)

request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors
(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the head of internal audit, including the staffing, responsibilities and budgets;

(c)	obtain periodic reports from the head of internal audit regarding internal audit findings and the Company’s progress in remedying any significant audit findings; and

(d)

review the scope, responsibilities and effectiveness of the internal audit team, its independence from management, its credentials, its resources and its working relationship with the external auditors.

4.	Accounting Systems, Internal Controls and Disclosure Controls
(a)

oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)

review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditor and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)

review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements
(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)	review with the Company’s Chief Legal Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

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(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve the Company’s business objectives;

(b)	processes for identifying, assessing and managing risks;

(c)

major risk exposures and trends from all areas (i.e. information security, financial, physical security) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities
(a)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)

report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process, and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

All prior resolutions of the Board relating to the Committee or any predecessor thereof are hereby repealed without prejudice to any action taken thereunder.

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ITEM 17.2 – COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The following individuals are the members of the Audit and Risk Committee, each of whom is considered to be independent:

John H. Clappison (Chair)

C. William D. Birchall

Stephen A. Burch

John A. MacDonald

ITEM 17.3 – RELEVANT EDUCATION AND EXPERIENCE

Each member of the Audit and Risk Committee is financially literate and has the ability to perform his responsibilities as a member of the Audit and Risk Committee based on his education and experience as summarized below:

Mr. Clappison (Chair)	-	Chartered Professional Accountant, Chartered Accountant; former Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP
Mr. Birchall	-	Chartered Accountant (UK); Director & Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation
Mr. Burch	-	Former President and Chief Executive Officer of Virgin Media; former President of the Atlantic Division of Comcast Cable Communications
Mr. MacDonald	-	Former President of Enterprise Division of MTS Allstream; former President and COO of Bell Canada and former CEO of NBTel

ITEM 17.4 – RELIANCE ON CERTAIN EXEMPTIONS

N/A

ITEM 17.5 – RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

N/A

ITEM 17.6 – RELIANCE ON SECTION 3.8

N/A

ITEM 17.7 – AUDIT AND RISK COMMITTEE OVERSIGHT

N/A

ITEM 17.8 – PRE-APPROVAL POLICIES AND PROCEDURES

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

(a)

Annually management provides the Audit and Risk Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit and Risk Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

Rogers Communications Inc.	39	Fiscal 2015

(b)

Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed $500,000 per engagement per quarter.

(c)

The Audit and Risk Committee delegates authority to the Chair of the Audit and Risk Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit and Risk Committee. Any services approved by the Chair will be reported to the full Audit and Risk Committee at the next meeting.

(d)	A review of all audit and non-audit services and fees rendered to the Company by KPMG LLP is reviewed each quarter by the Audit and Risk Committee.

The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table below were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 17.9 – EXTERNAL AUDITORS’ FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2015 and 2014, and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees	2015		2014
	$	%	$	%
Audit Fees(1)	$ 5,357,800	81.1	$ 5,453,800	77.8
Audit-Related Fees(2)	1,058,533	16.0	695,365	9.9
Tax Fees(3)	191,407	2.9	381,350	5.5
All Other Fees(4)	-	-	476,264	6.8
Total	$ 6,607,740	100.0	$ 7,006,779	100.0

(1)

Consist of fees related to audits, prospectus, registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.

(2)

Consist primarily of pension plan audits, audits and reviews of subsidiaries for statutory or regulatory reporting, French translation of certain filings with regulatory authorities, other assurance engagements, due diligence services in respect of potential acquisitions, and consultations regarding accounting standards not yet effective.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services.

ITEM 18 – Additional Information

ITEM 18.1 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our 2015 Annual Audited Consolidated Financial Statements and the accompanying MD&A.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 Canada (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors.

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